File No. 811-_____



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8A

             NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A)
                      OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

                                      NAME:

             USAllianz Variable Insurance Products Fund of Funds Trust
                             5701 Golden Hills Drive
                              Minneapolis, MN 55416
                                 (763) 765-2913

                NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

                                Stewart D. Gregg
                             USAllianz Advisers, LLC
                             5701 Golden Hills Drive
                              Minneapolis, MN 55416

                          COPIES OF COMMUNICATIONS TO:

                             Michael J. Radmer, Esq.
                              Dorsey & Whitney LLP
                        50 South Sixth Street, Suite 1500
                              Minneapolis, MN 55402

                             CHECK APPROPRIATE BOX:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

                                 YES [ ] NO [X]

Item 1. The exact name of the registrant is USAllianz Variable Insurance Products Fund of Funds Trust.

Item 2. The registrant was organized under the laws of the state of Delaware on June 14, 2004.

Item 3. The form of organization of the registrant is a Delaware statutory trust.

Item 4.   The registrant is a management company.

Item 5(a).The registrant is an "open-end" company.

Item 5(b).The registrant is registering as a "diversified" company.

Item 6. The investment adviser of the registrant is USAllianz Advisers, LLC, located at 5701 Golden Hills Drive, Minneapolis, Minnesota 55416.

Item 7. The name and address of each officer and trustee of the registrant is as follows:


NAME                      TITLE                                  ADDRESS
Harrison Conrad           Trustee                                79 Dorchester Road
                                                                 Darien,  CT
                                                                 06820
Roger Gelfenbein          Trustee                                37 Stonegate Drive Wethersfield, CT
                                                                 06109
Jeffrey Kletti            Trustee and Vice President             5701 Golden Hills Drive
                                                                 Minneapolis, MN  55416
Betsy Lawrence            Vice President                         100 Summer Street, Suite 1500
                                                                 Boston, MA  02110
Dickson W. Lewis          Trustee                                2355 Abingdon Way
                                                                 Long Lake, MN  55356
Claire R. Leonardi        Trustee                                289 Woodchuck Lane Harwinton, CT
                                                                 06791
Peter W. McClean          Trustee                                18 Covewood Drive Rowayton, CT  06853
Cathy Mielke              AML Compliance Officer                 5701 Golden Hills Drive
                                                                 Minneapolis, MN  55416
Christopher Pinkerton     Trustee, Chairman and President        5701 Golden Hills Drive
                                                                 Minneapolis, MN  55416
                                        2

Michael J. Radmer         Secretary                              50 South 6th Street, Suite 1500
                                                                 Minneapolis, MN  55402
Arthur C. Reeds III       Trustee                                44 Foxboro Road
                                                                 Essex, CT  06426
Troy Sheets               Treasurer and Principal Financial      100 Summer Street, Suite 1500
                          Officer                                Boston, MA  02110


Item 8(a).  NOT APPLICABLE

Item 8(b).  NOT APPLICABLE

Item 8(c).  NOT APPLICABLE

Item 9(a). The registrant is not currently issuing and offering its securities directly to the public.

Item 9(b).  NOT APPLICABLE

Item 9(c).  The registrant proposes to make a public offering of its securities.

Item 9(d). The registrant does not have any securities currently issued and outstanding.

Item 9(e).  NOT APPLICABLE

Item 10.    The registrant does not currently have any assets.

Item 11. The registrant has not applied for and does not intend to apply for a license to operate a small business investment company under the Small Business Investment Act of 1958.

Item 12.    NOT APPLICABLE


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


         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Golden Valley, in the State of Minnesota on the 27th day of August, 2004.

                         USAllianz Variable Insurance Products Fund of Funds
                         Trust


                         By: /S/ JEFFREY KLETTI

                         Jeffrey Kletti
                         Trustee and Vice President




Attest: /S/ STEWART D. GREGG

Stewart D. Gregg
Senior Counsel



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